SUB-ITEM 77C

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The International Value Fund was a previously operational fund (the “Predecessor Fund”) which was a series of Trust for Professional Managers (the “Trust”), a Delaware statutory trust.

On September 20, 2013, a special meeting of shareholders of the Predecessor Fund was held upon the presence of a quorum. The purpose of the meeting was to approve an Agreement and Plan of Reorganization that provided for the reorganization of the Predecessor Fund from the Trust into the New Fund, a newly formed series of Heartland Group, Inc. The reorganization, which has no material impact on the investment strategy of the Fund, was approved and became effective October 1, 2013.

The specific voting results were as follows:

% of Shares Voted			% of Outstanding Shares
Proposal	Approve	Against	Abstain	Approve	Against	Abstain
1.0 Agreement and Plan of Reorganization	99.90%	0.00%	0.10%	75.75%	0.00%	0.08%